April 2, 2009

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Riegel, Esq.

Re:	Specialty Underwriters’ Alliance, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed March 30, 2009 by Hallmark Financial Services, Inc.
File No. 000-50891

Dear Ms. Riegel:

We acknowledge receipt of the letter of comment dated April 1, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Hallmark Financial Services, Inc. (“Hallmark”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

Schedule 14A

Reasons For Our Solicitation

1.
Hallmark has revised the referenced heading to remove the implication that the Nominees, if elected, will have greater beneficial ownership of the shares of Common Stock and therefore promote greater accountability.  Hallmark has also deleted the first two sentences of the referenced section in order to remove this implication.  In addition, Hallmark has inserted disclosure stating that because the election of the Nominees would not result in majority representation on the Board, the Nominees will not be in a position to compel the other directors to consider initiatives to maximize stockholder value.  See pages 9 and 11.

April 2, 2009

Proposal No. 1 - Election of Directors

2.	Hallmark has deleted all references to substitute and additional nominees. See page 15.

3.
To the extent Hallmark distributes its definitive proxy statement prior to the time at which the Company distributes its proxy statement, Hallmark confirms that it will make an amended proxy statement filing to include any information previously omitted and any such amended proxy statement will be revised and filed in accordance with Rule 14a-6(h) using the EDGAR header tag DEFR14A.

Soliciting Material Pursuant to Rule 14a-12 Filed on March 30, 2009

4.	Hallmark confirms that all its future filings in connection with this solicitation will list all the participants in the solicitation, including Mark Schwarz.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Ron S. Berenblat

Ron S. Berenblat

Enclosure